News Release

Issued on behalf of RELX PLC

4 March 2021

Notice of 2021 Annual General Meeting

RELX PLC (the “Company”) has today published its Notice of 2021 Annual General Meeting (the “AGM Notice”) on the Company’s website at www.relx.com. The 2021 Annual General Meeting will be held on Thursday, 22 April 2021.

The AGM Notice has been submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

The AGM Notice is expected to be posted to the Company’s shareholders on 9 March 2021, alongside the Annual Report and Financial Statements 2020 to those shareholders who have elected to receive hard copies of it.

After publication, hard copies of the AGM Notice may be obtained, free of charge, on request from the Company’s registered office, 1-3 Strand, London, WC2N 5JR, or from PLC.secretariat@relx.com.

Enquiries

Paul Abrahams (Media)
Tel: +44 20 7166 5724

paul.abrahams@relx.com

Colin Tennant (Investors)

Tel: +44 20 7166 5751

colin.tennant@relx.com

Notes for Editors

About RELX

RELX is a global provider of information-based analytics and decision tools for professional and business customers. RELX serves customers in more than 180 countries and has offices in about 40 countries. It employs over 33,000 people, of whom almost half are in North America. The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX. The market capitalisation is approximately £33.1bn, €38.3bn, $46.2bn.

*Note: Current market capitalisation can be found at http://www.relx.com/investorcentre

RELX PLC 1-3 Strand London WC2N 5JR United Kingdom